FORM 7

MONTHLY PROGRESS REPORT

Name of CNSX Issuer:  RTN Stealth Software Inc. (formerly Arris Resources Inc. )

(the “Issuer”).

Trading Symbol:

RTN (formerly AAS)

Number of Outstanding Listed Securities:

124,737,680

Date:

October 31, 2010

Report on Business

1.

Provide  a  general  overview  and  discussion  of  the  development  of  the  Issuer’s  business  and  operations over the previous month.  Where the Issuer was inactive disclose this fact.

On  May  17,  2010,  the  Issuer  announced  that  it  has  executed  two  definitive  agreements  subject  to

final  CNSX  approval.    In  the  first  case  RTN  Stealth  has  acquired  of  all  of  the  assets  of  Market

Guidance Systems Inc. (“MGS”) and in the second case RTN Stealth has purchased the EMC-ALGO

Software Suite from ENAJ Mercantile Corporation (“ENAJ”).

RTN  Stealth  will  issue  to  MGS  shareholders  20  million  common  shares  escrowed  in  four  equal tranches  at  6,  9,  12  and  15  months  and  assume  $2.45  million  of  liabilities  owed  by  MGS.  This  is following upon the announcement made on January 19th, 2010 in which RTN Stealth acquired a fully supported  exclusive  and  perpetual  license  to  the  Market  Navigation,  Trade  Execution  and  Market

Timing Software (RTN-Stealth).

Market  Guidance  Systems,  Inc.  (MGS)  is  a  privately  held  R&D  company  that  has  developed  RTN-

Stealth  software  –a  unique,  direct  access  trading  decision  support  platform  for  active  traders.  This development has been accomplished by MGS scientists led by Dr.  Alex Bogdan who holds a PhD in artificial  intelligence  and  cybernetics,  a  master's  degree  in  Power  Electronics  and  a  bachelor's degree  in  mathematical  psychology.  Within  MGS  Dr.  Bogdan  and  his  computer  scientist  team  have spent  over  nine  years  developing  RTN-Stealth  and  its  fundamental  proprietary  algorithms.  MGS also  has  developed  a  wide  variety  of  proprietary  automated  trading  systems,  market  indicators,

trade execution platforms and money management software including a very unique robotic trading station  that  can  support  over  1,000  different  securities.  It  should  be  noted  that  MGS’s  order execution interface is among the fastest and most efficient in the industry.

MGS  has  been  evaluated  this  year  by  Lorovest  Corp.  as  having  a  fair  market  value  of  $24  million,

net of the value of the January 19th, 2010 licensing agreement

The   previously   issued   5.25   million   special   convertible   preferred   shares   distributed   to   MGS

shareholders  as  part  of  the  Jan  19th  2010  licensing  agreement  remain  convertible  only  upon  a  $20 million revenue milestone target being reached on the retail version of RTN Stealth software but the royalty  portion  of  the  licensing  agreement  is  being  cancelled  as  part  of  the  acquisition  of  MGS’s assets.

As  to  ENAJ  Mercantile  Corporation,  RTN  Stealth  will  issue  5  million  common  shares  to  ENAJ.  2.5 million  of  which  will  be  issued  immediately  and  escrowed  in  four  equal  tranches  at  6,  9,  12  and  15

months.   The  final  2.5  million  common  shares  will be  issued  to  ENAJ,  and  escrowed,  in  three  equal

tranches  at  12,  24  and  36  months.   Furthermore,  as  part  of  this  transaction,  Michael  Boulter  has accepted  the  position  of  President  and  COO  of  RTN  for  a  minimum  of  3  years.  Mr.  Boulter  will operate out of RTN Stealth's facility in Mississauga, Ontario which is where MGS has its offices and fully  equipped,  state  of  the  art,  trading  and  R&D  centre.  Mr.  Michael  Boulter  is  replacing  Mr.

Sandeep  Poonia  on  the  board  of  directors  of  RTN.  Mr  Poonia  is  stepping  down  to  pursue  other

FORM 7 – MONTHLY PROGRESS REPORT

RTN Stealth Software Inc., October 2010

November 1, 2010

interests.  On  behalf  of  the  Company,  Mr.  Lucky  Janda  welcomes  Mr.  Boulter  on  board  and  thanks

Mr. Poonia for his past services to the Company.

Michael  Boulter,  is  the  founder  and  chief  technology  officer  of  ENAJ  Mercantile  Corporation.   He

has  been  with  ENAJ  since  it  was  formed  in  July  of  2008.    Previous  to  that  he  worked  as  a

quantitative  analyst  and  institutional  salesman  in  the  Canadian  investment  industry  for  twenty years.

ENAJ  Mercantile  Corporation  is  a  privately  held  proprietary  futures  trading  company  incorporated

in  Ontario,  Canada.   Using  its  own  capital,  EMC  seeks  returns  based  on  pricing  discrepancies  and sudden marketplace changes that occur on an intra-day basis in the futures markets.  The company has  developed  trading  algorithms  that  have  produced  strong  results  across  four  different  futures markets:  S&P 500 Index, NASDAQ 100 Index, Crude Oil and Gold.

RTN  Stealth  is  very  pleased  to  have  been  able   to  reach  these  agreements  consolidating  the

intellectual  property  which  will  form  the  base  of  a  company  that  anticipates  very  rapid  penetration of the "trading software" market both at the retail and now institutional levels.

The Issuer is continuing to work towards the commercial launch of the RTN Stealth© Platform.

The  Issuer  has  moved  to  its  administration  office  from  Vancouver,  BC,  to  Surrey,  BC.   The  Issuer

continues to work toward the opening of its marketing office in Montreal, Quebec.

2.

Provide a general overview and discussion of the activities of management.

Management continues to seek new business opportunities.

(a) On  October  12,  2010,  the  Company  was  pleased  to  announce  that  Todd  Halpern  will  join  its

Board of Directors. Mr. Halpern will be filling the vacancy created by  the resignation of Mr. Lucky

Janda as director of the Company.

Mr.  Halpern  currently  resides  as  President  of  Halpern  Enterprises.  Mr.  Halpern  and  his  family

have been in the business of importing fine wines  and spirits  into Canada for over 57  years.   Mr.

Halpern  joined  Halpern  Enterprises  in  1979,  and  since  has  grown  the  company  tremendously.

Today, the company represents over 100 of the World's finest wine and spirit producers.

Serving  on  the  Toronto  General  Hospital  Board  since  2005,  Mr.  Halpern  is  Board  Champion  of the  Krembil  Neuroscience  Centre's  Krembil  Discovery  Tower  and  Krembil  Neuro  Program.  He  is

also  Chair  of  the  Grand  Cru  Culinary Wine  Festival,  which  benefits  research  at  University  Health

Network.

Mr.  Halpern  was  also  a  member  of  the  Board  of  Sentinelle  Medical  Inc.  and  was  involved  in  the successful  acquisition  of  the  company  by  Hologic  Inc.  He  is  also  a  member  of  the  Board  of

Mobilotto,  a  software  development  company  focused  on  creating  secure  mobile  games  for regulated environments.

Michael  Boulter,  President  and  COO  of  RTN  Stealth  states,  "It  is  with  great  pleasure  that  we

welcome  Todd  to  our  Board  of  Directors.   We  are  very  pleased  and  privileged  to  have  him  join our team."

RTN  is  pleased  to  announce  that,  in  accordance  with  the  Company’s  stock  option  plan,  it  has awarded  Mr.  Halpern  a  total  of  300,000  incentive  stock  options  at  an  exercise  price  of  $0.35  with a five year (5) expiry date of October 12, 2015.

FORM 7 – MONTHLY PROGRESS REPORT

RTN Stealth Software Inc., September 2010

October 1, 2010

On behalf of the Company, Mr. Boulter wishes to thank Mr. Janda for his services and dedication to the Company.

Changes to Management

The   Company   is   also   pleased   to   announce   the   following   organizational   changes   to   its

management  team.  Mr.  John  Doma  has  been  appointed  the  Company’s  CFO,  following  the resignation of Mr. Larry Tsang.

Mr.  Rana  Vig  has  resigned  from  his  position  as  Executive  Vice  President,  Corporate  Operations,

of the Company.

On  behalf  of  the  Company,  Mr.  Boulter  wishes  to  thank  Messrs.  Tsang  and  Vig  for  their  services and dedication to the Company.

Mr.  Janda’s  has  also  resigned  as  CEO  of  the  Company.  With  board  approval,  Mr.  Boulter  will  be acting as interim-Chief Executive Officer.

Administrative Office

In addition, the Company has closed its  Surrey, British Columbia, office and  has moved all  of its administrative  functions  to  its  primary  office  at  5250  Satellite  Drive,  Unit  22  in  Mississauga,

Ontario.

(b)   On  October  28,  2010,  the  Company  closed  on  gross  proceeds  totaling  an  aggregate  of  $112,350 raised  for  321,000  units  in  relation  to  the  private  placement  the  Company  first  announced  on

July 30,  2010,  and  will  now  proceed  with the  issuance  and  delivery  of  the  underlying  shares  and warrants.

3.

Describe   and   provide   details   of   any   new   products   or   services   developed   or   offered.   For   resource

companies,  provide  details  of  new  drilling,  exploration  or  production  programs  and  acquisitions  of  any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

RTN-Stealth  software  is  a  unique  principle  of  presenting  current  market  information  using  the  flow rate  of  buy/sell  orders  placed  in  real  time  by  all  traders  on  the  Exchange  Electronic  Trading  Book.

These  orders  are  weighted  by  their  proximity  to  Inside  Bid/Ask  levels,  their  size  and  the  time elapsed since the order origination.

All  the  weighted  orders  (called  the  “Traders’  Intent”)  are  then  summed  up  creating  respectively  a

Weighted Sum of Bids and a Weighted Sum of  Asks. The simple ratio between the weighted sum of

Bids  and  weighted  sum  of  Asks  is  referred  to  as  the  “Trader’s  Sentiment”  and  it  is  used  to  analyze the “built up pressure” to Buy or Sell a security.

Although RTN-Stealth does not make any trading advice nor create any trading recommendations it can  serve  an  important  analytical  role  in  significantly  compressing  the  real  time  information  flow between  the  markets  and  a  trader  using  the  system.  It  also  helps  a  trader  to  extract  potentially valuable  market  behavioral  patterns  thus  enhancing  the  trader’s  ability  to  assess  current  market situations.

Overall   the   RTN-Stealth   is   the   result   of   scientific   integration   in   the   fields   of   computing,

bioengineering,  neuroscience  and  finance  under  a  unified  framework.  It  has  been  designed  using biological  and  human-computer  interface  principles.  Its  interface  creates  a  cyclic  interaction  that has  the  computer  handle  all  raw  data  analysis  and  filtering  automatically,  while  final  decision-

making for executing any transaction is solely within the control of the end-user trader.

RTN-Stealth© has a built-in direct access execution platform with a state-of-the-art order placement technique  that  is  unique  in  the  industry.  It  is  seamlessly  integrated  with  the  largest  and  the  most

FORM 7 – MONTHLY PROGRESS REPORT

RTN Stealth Software Inc., September 2010

October 1, 2010

efficient Direct Access electronic Brokerage house – Interactive Brokers (IB).

RTN-Stealth  does  not  require  any  external  real-time  data  feed  as  it  receives  its  data  trough  the proprietary IB  Application Programming Interface  (API). This feature significantly reduces the costs of  running  the  RTN-Stealth  software  which  also  passes  on  the  savings  to  the  end-user.  The

software   will   be   distributed   in   the   form   of   a   stand-alone   Windows   application   that   can   be

seamlessly connected to the IB  API. RTN is also in  a process of registering itself as an official third party developer  for  Interactive  Brokers.  The  RTN-Stealth  software  will  be  included  in  the  official  list of the third party tools and will be featured on the IB Web site.

4.

Describe  and  provide  details  of  any  products  or  services  that  were  discontinued.  For  resource  companies,

provide details of any drilling, exploration or production programs that have been amended or abandoned.

None

5.

Describe  any  new  business  relationships  entered  into  between  the  Issuer,  the  Issuer’s  affiliates  or  third

parties   including   contracts   to   supply   products   or   services,   joint   venture   agreements   and   licensing

agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

None.

6.

Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

None.

7.

Describe  any  acquisitions  by  the  Issuer  or  dispositions  of  the  Issuer’s  assets  that  occurred  during  the

preceding month.   Provide details of  the nature of  the assets acquired or disposed of  and  provide details of the  consideration  paid  or  payable  together  with  a  schedule  of  payments  if  applicable,  and  of  any  valuation.

State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provides details of the relationship.

None

8.

Describe the acquisition of new customers or loss of customers.

None

9.

Describe  any  new  developments  or  effects  on  intangible  products  such  as  brand  names,  circulation  lists,

copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

None

10.

Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

None

11.

Report on any labour disputes and resolutions of those disputes if applicable.

None

12.

Describe  and  provide  details  of  legal  proceedings  to  which  the  Issuer  became  a  party,  including  the  name of  the  court  or  agency,  the  date  instituted,  the  principal  parties  to  the  proceedings,  the  nature  of  the  claim,

the   amount   claimed,   if   any,   if   the   proceedings   are   being   contested,   and   the   present   status   of   the

proceedings.

None

13.

Provide  details  of  any  indebtedness  incurred  or  repaid  by  the  Issuer  together  with  the  terms  of  such indebtedness.

As part of the deal with MGS, the Issuer assumed $2.45 million of liabilities owed by MGS.

14.

Provide details of any securities issued and options or warrants granted.

FORM 7 – MONTHLY PROGRESS REPORT

RTN Stealth Software Inc., September 2010

October 1, 2010

Security

Number Issued

Details of Issuance

Use of

Proceeds(1)

Each whole warrant

Aggregate

is exercisable @

321,000 Units issued

proceeds of

321,000 Units

$0.40 up to and

@ $0.35. Each Unit

$112,350 to be

consisting of

including March 15,

consists of one

allocated to

321,000 common

2012. A total of

common share and

exploration

shares and 321,00     $5,880 in finder’s

one half of one

expenditures and

warrants.

fees and 16,800

warrant

general working

finders’ warrants

capital.

were paid.

(1) State aggregate proceeds and intended allocation of proceeds.

15.

Provide details of any loans to or by Related Persons.

None

16.

Provide details of any changes in directors, officers or committee members.

On  October  12,  2010,  the  Company  appointed  Mr.  Todd  Halpern  to  the  Board  of  Directors.  For

details about Mr. Halpern’s biography, please refer to the press release dated October 12, 2010.

On  October  12,  2010,  Mr.  Lucky  Janda  resigned  from  the  Board  of  Directors  and  as  CEO  of  the

Company.

On October 12, 2010, Mr. Larry Tsang resigned as the Company’s CFO.

On October 12, 2010, Mr. John Doma was appointed as the Company’s CFO.

On   October   12,   2010,   Mr.   Rana   Vig   resigned   from   his   position   as   Executive   Vice   President,

Corporate Operations.

17.

Discuss  any  trends  which  are  likely  to  impact  the  Issuer  including  trends  in  the  Issuer’s  market(s)  or political/regulatory trends.

None.

FORM 7 – MONTHLY PROGRESS REPORT

RTN Stealth Software Inc., September 2010

October 1, 2010

Certificate Of Compliance

The undersigned hereby certifies that:

1.

The  undersigned  is  a  director  and/or  senior  officer  of  the  Issuer  and  has  been  duly  authorized  by  a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.

As  of  the  date  hereof  there  were  is  no  material  information  concerning  the  Issuer  which  has  not  been publicly disclosed.

3.

The  undersigned  hereby  certifies  to  CNSX  that  the  Issuer  is  in  compliance  with  the  requirements  of applicable  securities  legislation  (as  such  term  is  defined  in  National  Instrument  14-101)  and  all  CNSX

Requirements (as defined in CNSX Policy 1).

4.

All of the information in this Form 7 Monthly Progress Report is true.

Dated:

November 1, 2010

Nikolas Perrault

Name of Director or Senior Officer

“Nikolas Perrault”

Signature

Director

Official Capacity

Issuer Details

For  Month End

Date of Report

Name of Issuer

RTN Stealth Software Inc.

October 2010

November 1, 2010

Issuer Address

5250 Satellite Drive, Unit 22

City/Province/Postal Code

Issuer Fax No.

Issuer Telephone No.

Mississauga/Ontario/ L4W 5G5

(905) 629-3222

(905) 629-1333

Contact Name

Contact Position

Contact Telephone No.

Nikolas Perrault

Director

(514) 394-0009

Contact Email Address

Web Site Address

info@rtnstealth.com

N/A

FORM 7 – MONTHLY PROGRESS REPORT

RTN Stealth Software Inc., October 2010

November 1, 2010